SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2007

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Revises Fleet Plan; Announces Preliminary Figures for 2Q07

São Paulo, July 6, 2007 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the parent company of Brazil’s low-cost airlines GOL Transportes Aéreos S.A. (“GTA”, that operates the GOL brand) and VRG Linhas Aéreas S.A. (“VRG”, that operates the VARIG brand), today announces that it has revised its fleet plan. The Company is slowing its capacity growth as part of its continuing plans for flight network development and cost reductions, and to help better adequate airline seat capacity growth with the capacity of the Brazilian air transportation system.

The revised fleet plan will adequately meet the expected demand for air travel in the Company’s markets; GOL estimates approximately 12% annual Brazilian market growth for 2007 and 2008. “Our fleet plan allows us to adequately serve expected air travel growth in Brazil and to countries in South America, North America and Europe,” says David Barioni, Technical Vice President of GOL. The Company’s all-Boeing fleet plan permits it to grow faster or slower as market conditions permit.

The Company has increased its fleet plan by two 767-300s, and has reduced by one 737-300 in 2007. For 2008, the fleet plan has reduced by eight 737-300s and two 737-700s, and increased by three 737-800s. For 2009, the fleet plan has reduced by two 737-300s, and increased by one 737-800. The revisions to the fleet plan are expected to reduce the average age of the fleet and maintenance costs. The Company’s revised fleet plan is presented in the table below:

Fleet Plan	2007	2008	2009	2010	2011	2012
VRG: 136-seat B 737-300	9	4	-	-	-	-
GTA: 141-seat B737-300	13	8	5	-	-	-
VRG: 136-seat B 737-700 NG	-	2	6	7	8	9
GTA: 144-seat B737-700 NG	30	28	21	20	10	10
VRG: 177-seat B 737-800 NG	5	10	10	11	13	15
GTA: 184-seat B737-800 NG	12	13	11	7	6	5
GTA: 187-seat B737-800 NG SFP	24	33	49	65	78	86
VRG: 253-seat B 767-300 ER	10	14	16	16	17	18

Total	103	112	118	126	132	143

Preliminary 2Q07 Figures. The Company also announces preliminary figures for 2Q07. During 2Q07, GTA launched 32 domestic flights, while VRG launched 6 domestic and 10 international flights. During the quarter, capacity additions facilitated an increase in ASKs of approximately 56% versus 2Q06 (an increase of approximately 91% including VRG). During 2Q07, GTA incorporated into its fleet two Boeing 737-800 aircraft and VRG incorporated one 767-300.

RPKs in 2Q07 increased approximately 41% versus 2Q06 (an increase of approximately 65% including VRG). Preliminary figures for the second quarter show that GOL achieved a load factor of approximately 69% (approximately 66% including VRG), a passenger yield of approximately R$18 cents (approximately R$18 cents including VRG), and net operating revenues per ASK (“RASK”) of approximately R$13.5 cents (approximately R$13 cents including VRG).

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Consolidated operating expenses per ASK in the quarter were impacted by one-time re-organization costs and transaction expenses related to the acquisition of VRG’s operations in the amount of approximately R$15mm. For 2Q07, total operating expenses per ASK (“CASK”) are estimated at R$14.9 cents (CASK decreased approximately 5% in the quarter versus 2Q06, excluding VRG).

About GOL Linhas Aéreas Inteligentes S.A.
GOL Linhas Aéreas Inteligentes S.A. is the parent company of low-cost airlines GOL Transportes Aéreos S.A. (“GTA”, which operates the GOL brand) and VRG Linhas Aéreas S.A. (“VRG”, which operates the VARIG brand). GTA and VRG offer daily flights to more destinations in Brazil than any other domestic airline while providing customers with the most convenient flight schedules in the country. The airlines operate a young, modern fleet of Boeing aircraft, the safest and most comfortable aircraft of its class, with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. In addition to safe and reliable services, which stimulate brand recognition and customer satisfaction, the Company’s service is recognized as the best value proposition in the market. Growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic travel destinations. Shares are listed on the NYSE (GOL) and the Bovespa (GOLL4) stock exchanges.

GOL Transportes Aéreos S.A. offers over 630 daily flights to 58 destinations connecting the most important cities in Brazil as well as the main destinations in Argentina, Bolivia, Chile, Paraguay, Peru and Uruguay. For more information on GOL flight times and fares, please access our site at www.voegol.com.br or call: 0300-115-2121 in Brazil, 0810-266-3131 in Argentina, 800-1001-21 in Bolivia1 888 0042 0090 or 1230 020 9104 in Chile, 009 800 55 1 0007 in Paraguay, 0800 52 900 in Peru , 0004 055 127 in Uruguay, and 55 11 2125-3200 in other countries.

VRG Linhas Aéreas S.A. offers over 120 daily flights to 12 destinations in Brazil: Brasília, Belo Horizonte, Curitiba, Fortaleza, Fernando de Noronha, Florianópolis, Manaus, Porto Alegre, Recife, Rio de Janeiro, Salvador and São Paulo. VRG also offers 16 daily flights to four international destinations in South America and Europe: Buenos Aires, Bogotá and Caracas, in South America and Frankfurt, in Europe. For more information on VRG flight tables and fares, please access www.varig.com.br or call: 4003-7000 in Brazil, 54 11 4329 9211 in Buenos Aires (Monday - Friday), 0810 32182744 in other areas of Argentina (Monday - Friday), or 54 11 5480 8017 9 in all areas of Argentina (Saturday - Sunday and Holidays), 57 1 350 7100 in Colombia, 34 91 754 7014 in Spain, 44 207 660 0341 in England, 33 1 70 48 00 58 in France, 49 1803 33 43 53 in Germany, 39 023 859 1250 in Italy, and 800 468 2744 or 1 800 GO VARIG in the USA and Canada.

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CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Investor Relations	Corporate Communications
Ph: (5511) 3169 6800	Ph: (5511) 3169 6967
E-mail: ri@golnaweb.com.br	E-mail:
Site: www.voegol.com.br/ir	comunicacaocorporativa@golnaweb.com.br

Media – Brazil & Latin America	Media – U.S. & Europe
MVL Comunicação; D. Barbará and E.	Edelman; G. Juncadella and M. Smith
Oliveira	Ph: +1 (212) 704-4448 / 704-8196
Ph: (5511) 3049-0349 / 0341	E-mail:gabriela.juncadella@edelman.com;
E-mail: daniela.barbara@mvl.com.br;	meaghan.smith@edelman.com
eduardo.oliveira@mvl.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 06, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.